Exhibit 4.3

AMENDED AND RESTATED DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dave & Buster’s Entertainment, Inc. (“we,” “our,” “us” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock.

General

The following description is based upon our amended and restated certificate of incorporation and our amended and restated bylaws. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the applicable provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to our Annual Report on Form 10-K, of which this Exhibit 4.1 is a part, and are incorporated by reference herein. We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for more information.

Classes of Stock

The total number of shares of all classes of capital stock that we are authorized to issue is 450,000,000 shares, which is divided into two classes of stock designated “common stock” and “preferred stock.” The total number of shares of common stock that we are authorized to issue is 400,000,000 shares, par value $0.01 per share. The total number of shares of preferred stock that we are authorized to issue is 50,000,000 shares, par value $0.01 per share.

Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of either the common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Company entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware, or DGCL, and no vote of the holders of either the common stock or preferred stock voting separately as a class shall be required therefor.

Common Stock

The holders of shares of our common stock are entitled to the following rights:

Voting Rights

Except as otherwise provided by law or by the resolution or resolutions providing for the issue of any series of preferred stock, the holders of outstanding shares of common stock shall have the exclusive right to vote for the election of directors and for all other purposes. Notwithstanding any other provision to the contrary included in our restated certificate of incorporation, the holders of shares of our common stock shall not be entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the restated certificate of incorporation or the DGCL.

On each matter on which they are entitled to vote, the holders of the outstanding shares of common stock are entitled to one vote for each share of common stock held by such stockholder.

Dividend Rights

Subject to the rights of the holders of preferred stock, holders of shares of our common stock are entitled to receive such dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by the Board of Directors from time to time out of assets or funds of the Company legally available therefor.

Liquidation Rights

Subject to the rights of the holders of preferred stock, holders of shares of common stock shall be entitled to receive the assets and funds of the Company available for distribution to stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of the Company shall not be deemed to be occasioned by or to include any consolidation or merger of the Company with or into any other person or a sale, lease, exchange or conveyance of all or a part of its assets.

Other Rights

Our stockholders have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights for additional shares and does not have any sinking fund provisions. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of preferred stock, of one or more series of preferred stock by filing a certificate pursuant to the DGCL, or the Preferred Stock Designation, setting forth such resolution or resolutions and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The authority of the Board of Directors with respect to each series of preferred stock shall include, but not be limited to, the determination of the following:

•	the designation of the series, which may be by distinguishing name, number, letter or title;

•

the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

•

the rights in respect of any dividends (or methods of determining the dividends), if any, payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid, the amounts or rates at which dividends, if any, will be payable on, and the preferences, if any, of shares of such series in respect of dividends, whether such dividends, if any, shall be cumulative or noncumulative and the date or dates upon which such dividends shall be payable;

•

the redemption rights and price or prices, if any, for shares of the series, the form of payment of such price or prices (which may be cash, property or rights, including securities of the Company or another corporation or entity) for which, the period or periods within which and the other terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Company or at the option of the holder or holders thereof or upon the happening of a specified event or events, if any, including the obligation, if any, of the Company to purchase or redeem shares of such series pursuant to a sinking fund or otherwise;

•

the amounts payable out of the assets of the Company on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company;

•

whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

•	any restrictions on the issuance of shares of the same series or any other class or series;

•	the voting rights, if any, of the holders of shares of the series generally or upon specified events; and

•

any other powers, preferences and relative, participating, optional or other special rights of each series of preferred stock, and any qualifications, limitations or restrictions thereof, all as may be determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for the issuance of such series of preferred stock.

Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of preferred stock may provide that such series shall be superior or rank equally or be junior to any other series of preferred stock to the extent permitted by law.

Anti-Takeover Effects of Certain Provisions of Delaware Law

We are subject to the provisions of Section 203 of the DGCL. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, subject to exceptions; or

•

at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the Company and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the Company involving the interested stockholders;

•	any transaction that results in the issuance or transfer by the Company of any stock of the Company to the interested stockholder, subject to limited exceptions;

•	any transaction involving the Company that has the effect of increasing the proportionate share of the stock of any class or series of the Company beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Anti-Takeover Effects of our Constituent Documents

Our amended and restated certificate of incorporation and bylaws include a number of provisions that may discourage, delay or prevent a merger, acquisition or other change in control of the Company, even if such a change in control would be beneficial to our stockholders, including, among other things:

•	restrictions on the ability of our stockholders to fill a vacancy on the Board of Directors;

•

our ability to issue preferred stock with terms that the Board of Directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the inability of our stockholders to call a special meeting of stockholders;

•	a restriction to the effect that special meetings of our stockholders can be called only upon the request of a majority of our Board of Directors or our Chief Executive Officer;

•	the absence of cumulative voting in the election of directors, which may limit the ability of minority stockholders to elect directors; and

•

advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of us.

We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions that some stockholders may favor.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery in the State of Delaware will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on behalf of the Company;

•	any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Company to the Company or the Company’s stockholders,

•	any action asserting a claim arising pursuant to any provision of the DGCL, or

•	any action asserting a claim governed by the internal affairs doctrine.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and our Preferred Stock Purchase Rights is Computershare Trust Company, N.A. Following the expiration of the Preferred Stock Purchase Rights, the Rights Plan appointing Computershare Trust Company, N.A., as the transfer agent and registrar for the Preferred Stock Purchase Rights has terminated.

Securities Exchange

Our common stock is listed on The Nasdaq Global Select Market under the symbol “PLAY.”